January 27, 2015

Jennifer Gowetski

Special Counsel
Securities and Exchange Commission

Washington, D.C. 20059

Re:	Great Ajax Corp.

Registration Statement on Form S-11

File No. 333-201369

Dear Ms. Gowetski:

On behalf of our client, Great Ajax Corp. (the “Company”), we are responding to the Staff’s oral comments received on January 27, 2015.

Oral Comments:

The Staff requested that the Company furnish to the Staff for its consideration and review: (1) additional details, including a timeline, related to Mr. Larry Mendelsohn’s business experience (specifically his various roles with Wilshire Financial and related companies); (2) a discussion of the cease-and-desist order relating to the Company’s Servicer, Gregory Funding; and (3) our analysis relating to the disclosure of such events in the context of an offering of securities by the Company. In addition, the Staff requested that the Company consider whether the proposed disclosure relating to Mr. Mendelsohn’s plea should be included in the “Business” section under the caption relating to “The Aspen Capital Companies” or in the sections of “Business” relating to the activities of the Manager.

Response:

On January 26, 2015, on behalf of the Company, we provided for the Staff’s review, proposed disclosure that the Company intends to include in the next amendment to the Registration Statement. The proposed disclosure addresses the entry in 2003 by Mr. Mendelsohn of a plea in connection with one count of filing a false tax return.

As discussed with the Staff, in our view, based upon our diligence and analysis as well as our discussions with the Company and various parties connected to the matter cited in the disclosure, the information contained in the proposed disclosure is not required to be disclosed in the Registration Statement. The activity that gave rise to the plea occurred in the late 1990s. The plea was entered in 2003. In connection with the entry of the plea, Mr. Mendelsohn was found by the court not to have committed any wrongdoing in connection with the matters that were the actual subject of the investigation. Both the activity and the plea occurred more than ten years prior to the commencement of the offering.

We also considered with the Company whether on any basis one might conclude that the events generally or Mr. Mendelsohn’s agreement to plead guilty to one count of filing a false tax return and payment of $105,000 in restitution in 2003 were material to a potential investor in the common stock of the Company.

Materiality assessment

In undertaking our materiality assessment relating to these events, we considered closely the Commission’s guidance relating to materiality, as well as relevant court decisions regarding materiality assessments of this type. Generally, materiality assessments have been recognized to be the responsibility of the registrant. The Commission has not established many bright line standards regarding “materiality,” nor any single factor test for materiality. The guidance gleaned from court decisions is that determining materiality is a fact-specific inquiry that is not suited for bright-line rules.1 Information is material if “there is a substantial likelihood that a reasonable shareholder would consider [the information] important in deciding how to [act].”2 Information meets the materiality test if there is a “substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”3 In Matrixx Initiatives v. Siracusano, the Supreme Court noted that “‘[a]ny approach that designates a single factor or occurrence as always determinative of an inherently fact-specific finding such as materiality, must necessarily be overinclusive or underinclusive.’”4 The ultimate question in a materiality inquiry is whether there is a substantial likelihood that disclosure would have been viewed by a reasonable investor as having significantly altered the “total mix” of available information. We note that throughout

1 Basic v. Levinson, 485 U.S. 224, 240 (1988).

2 Id. at 231-32.

3 Id.

4 Matrixx Initiatives v. Siracusano, 131 S. Ct. 1309, 1318 (2011) (quoting Basic at 236).

Regulation S-K certain line item disclosures are required to be included in periodic reports and registration statements based on varied triggers. For example, in this case, the relevant item of Regulation S-K cites a ten-year period as the relevant period. Of course, the Commission and the instructions to Regulation S-K also make reference to items that may be understood to be “materially important.” This injects a basic antifraud concept of materiality into various Regulation S-K line-item requirements, thereby requiring disclosure of additional information not otherwise prescribed by Commission rules where necessary to render the mandated disclosure not materially misleading.5

After due consideration, we and the Company concluded that the events would not be material to an investor in the common stock of the Company. Mr. Mendelsohn’s entry into the plea did not relate to any securities or fraud related claim nor did they relate to his experience or track record in the residential mortgage and servicing businesses. Moreover, he was not the subject of any judgment or order that would prevent him from undertaking any activities (i.e., no bar from pursuing any securities or related activity). Mr. Mendelsohn’s actions did not result from any malfeasance, nor did they relate to or involve any action taken by him while he was an executive officer of a public company. Finally, Mr. Mendelsohn’s work history was not in any way interrupted by the entry into the plea.

The Staff has inquired whether the proposed disclosure relating to Mr. Mendelsohn’s plea should be included in the “Business” section under the caption relating to “The Aspen Capital Companies” or in the sections of “Business” relating to the activities of the Manager.

As noted in the Registration Statement, Mr. Mendelsohn has been involved with Aspen Capital since 1995, although he was only a passive limited partner prior to 2002. Through his role with Aspen Capital, Mr. Mendelsohn has continued to focus on residential mortgage related investments. The Registration Statement provides a potential investor with information about the residential mortgage related investments he and other management have undertaken while affiliated with Aspen Capital. It is this experience, which has not been affected in any way by the events of Mr. Mendelsohn’s past, that we believe to be material to investors evaluating the purchase of securities offered by the Company.

However, in recognition of the Staff’s concern, we propose to include a cross-reference in the section titled “Our Manager and the Management Agreement” to the “Management” section (where the proposed disclosure will appear) since Mr. Mendelsohn also is an officer of the Manager. That cross-reference would state in effect that investors should refer to the “Management” section for additional information regarding the professional experience of and other biographical information about members of the Manager’s management team. We have attached a mark-up showing the proposed change.

We believe including additional disclosures regarding this matter elsewhere in the Registration Statement would give undue prominence to an event considered by the Company and its counsel to be immaterial to the Company’s business, operations and results of operations.

5 See, e.g., Securities Exchange Act of 1934 Rule 12b-20.

Voluntary Disclosure

As noted in our letter dated January 26, 2015 and as discussed during our conference call with the Staff on January 27, 2015, the Company decided to include the proposed disclosure despite having come to the conclusion that the disclosure is not material to an investor in the Company’s common stock.

A press article relating to Mr. Mendelsohn was recently published and has been re-published through various news outlets. Unfortunately, the article contains numerous factual inaccuracies and misleading and erroneous statements. We are advised though that given the article’s broad circulation, potential investors that read the piece may have questions relating to the topics covered in the article. All of the offering participants would like to ensure that the Prospectus is the only disclosure material furnished to investors. Rather than having the brokers affiliated with each of the underwriters have to respond on an ad hoc basis to any investor inquiry in relation to the article, the working group concluded it would be best to include a recitation of the facts in the Registration Statement.

If the communications rules during an offering were different, perhaps the Company would have at its disposal a broader array of choices in terms of how it could approach an article, such as the one in question, which contains spurious allegations and misstatements. At this juncture, given existing regulatory restrictions, the only available response is to include the proposed disclosure. We emphasize that no inference should be drawn relating to “materiality” by the mere inclusion of the paragraph in the “Management” section. As we have stated above, without the disclosure, our firm was of the opinion that the prospectus forming a part of the Registration Statement was accurate in all material respects and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made.

Timeline

You asked that we furnish you supplementally with a timeline providing additional details of Mr. Mendelsohn’s business experience. Please see the exhibit to this letter.

Gregory Funding

You asked that we share with the Staff additional information beyond that which was included in a recent press report regarding a cease-and-desist order entered against the Company’s Servicer, Gregory Funding.

Gregory Funding, LLC is licensed as a mortgage lender under Oregon law and as such is subject to the supervision of the Oregon Department of Consumer and Business Services, Division of Finance and Corporate Securities (the “Division”). In 2010, pursuant to a complaint from an Oregon borrower, the Division reviewed Gregory Funding LLC’s loan origination files for the period from 2005 through 2008. After completing the review, the Division identified three consumer credit transactions with first lien loans on the borrowers’ primary residences that it alleged were unlawful under federal consumer mortgage lending law, specifically, the Home Ownership and Equity Protection Act (“HOEPA”). The Division also determined that, as required by applicable laws and rules relating to residential mortgage loans, Gregory Funding failed to include an interest rate lock or float form disclosure in sixteen loan files reviewed, accepted partially blank loan applications for eight loans and failed to include a copy of the Truth-in-Lending disclosure form for twelve loans. In 2012 Gregory Funding consented to and signed a “cease and desist” order issued by the Division (the “Consent Order”), without admitting or denying the findings of fact or conclusions of law. The Consent Order directed Gregory Funding to cease and desist from violating any provision of Oregon Mortgage Lender Law and any rules or orders issued by the Division. (The Consent Order is a public document and is available on the Division’s website.)

The Consent Order did not otherwise direct Gregory Funding or any of its officers, directors or employees to cease and desist from any conduct or practices. In connection with the Consent Order, Gregory Funding agreed to pay a civil penalty to the Division of $50,000, of which $10,000 was suspended in exchange for continuing compliance. The Consent Order referred to a follow-up examination by the Division completed on November 9, 2009, in which Gregory Funding received an “Outstanding” rating, the highest possible rating from the Division. The Consent Order and the examination by the Division related solely to Gregory Funding’s activities as a lender during the period from 2005 through 2008. The Order did not address Gregory Funding’s activities as a mortgage loan servicer.

Given the foregoing facts, it is difficult to conclude that the Consent Order, which did not relate to the residential mortgage servicing business, would be material to a potential investor in the Company’s securities.

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We hope that the information we have provided herein is responsive to the Staff’s comments. We appreciate the Staff’s willingness to review and consider this information, especially in light of the Company’s proposed schedule and its interest in commencing its road show on February 2, 2015.

We would be pleased to respond to any additional questions you may have.

Sincerely,

Anna T. Pinedo

cc: Daniel LeBey, Esq., Hunton & Williams

Timeline

As requested, we have provided below a chronology highlighting Mr. Mendelsohn’s affiliation with various Wilshire related entities.

Early 1990s: Wilshire Credit Corporation, a financial services company, founded by Andrew Wiederhorn

1993: Larry Mendelsohn purchases a nearly one-third interest in Wilshire Credit from A. Wiederhorn

1993/4: Through two specially formed acquisition entities, Wilshire Credit purchases controlling interests in two savings banks from the Resolution Trust Company (one in 1993 and one in 1994); Wilshire Credit loans money to the acquisition entities (Wilshire Acquisition Companies), secured by stock to complete acquisitions

1993: Beginning in 1993, Capital Consultants, Inc. (a fund) loaned money to Wilshire Credit

1996: Wilshire Financial Services Group, Inc. formed; Wilshire Acquisition Cos, the holding companies for the two savings banks, merged into Wilshire Financial; Wilshire Financial becomes a bank holding company

Wilshire Financial went public in 1996 (see: https://www.sec.gov/Archives/edgar/data/1024321/0000950130-96-004851.txt); subsequently, as a public company, Wilshire Financial undertook several follow-on equity and debt offerings

Wilshire Credit remained an affiliate of Wilshire Financial

1997: Wilshire Real Estate Investment Trust, a mortgage REIT was formed to invest in residential mortgage-backed securities and commercial real estate; a subsidiary of Wilshire Financial served as manager of the REIT (note: Wilshire REIT changed its name to Fog Cutter in 1999. Fog Cutter bought FatBurger after Mendelsohn’s 2002 departure to Aspen and renamed itself FatBurger sometime later.)

1998: November 1998 Wilshire Financial underwent a pre-packaged bankruptcy (Wilshire Credit was merged into Wilshire Financial as part of the process); the bankruptcy came as a result of the Russian currency crisis in 1998, which resulted in margin calls on Wilshire repurchase facilities

Larry Mendelsohn was President of Wilshire Financial at the time of the pre-packaged bankruptcy

1999: Wilshire Financial emerged from pre-packaged bankruptcy in 1999; Larry Mendelsohn left Wilshire Financial and remained at the Wilshire REIT

In part, the Wilshire Financial bankruptcy led to litigation and to the inquiries and investigations of Capital Consultants’ activities